Exhibit 1

Fourth Quarter/Full Year 2013
Earnings Presentation
March 17, 2014

This presentation contains "forward-looking statements."
These statements include words like "may," "expects,"
"believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking
statements involve known and unknown risks and
uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

Chief Executive Officer
Kinneret Savitsky, Ph.D.

Update on Operations and Lead Programs

BioLineRx Today
•        Focused on Clinical Execution in Oncology and Immunology
 – Two lead in-house development programs:
 • BL-8040 for AML, stem cell mobilization and other hematological indications
 • BL-7010 for celiac disease
 – Very well financed to achieve significant clinical milestones
•       Building Excellent Partnering Track Record
 – BL-1040 with Bellerophon (f/k/a Ikaria) advancing in pivotal CE mark study
 – Established three new collaborations for earlier stage assets
•       Broadened U.S. Representation on Board of Directors
 – Drs. Bormann and Panem provide strategic business development and capital markets expertise

* Annual Highlights Progress in key clinical programs: BL-8040 (AML): Reported promising initial Phase 2 results; received Orphan Disease designation BL-8040 (Stem cell mobilization): Regulatory submission for Phase 1 trial; received Orphan Disease designation BL-7010: Commenced Phase 1/2 trial and successfully completed dose escalation phase BL-5010: Received regulatory approval to commence pivotal CE mark trial Signed several collaboration agreements BL-9020 – Type 1 diabetes collaboration with JHL Biotech for China and Southeast Asia BL-8030 – HCV collaboration with CTTQ for China and Hong Kong BL-8020 – Global collaboration with Genoscience/Panmed for HCV and other viral indications *

LEAD DEVELOPMENT PROGRAMS

BL-8040: BEST-IN-CLASS CXCR4 ANTAGONIST
Advancing two distinct clinical programs:
•    Acute myeloid leukemia (AML)
 – Reported promising partial results from Phase 2 study:
 – Safe at all doses tested (0.5, 0.75 and 1mg/kg)
 – Substantial mobilization of cancer cells from bone marrow
 – Evidence for robust apoptosis
 – Will provide information upon completion of dose escalation (mid-2014)
 – Top-line results end of 2014/beginning of 2015
•    Stem cell mobilization
 – Submitted regulatory documentation to begin Phase 1study
 – Expect to initiate trial H1 2014; results expected H2 2014
Two patents granted by USPTO to strengthen BL-8040 IP portfolio
Several new scientific publications in 2013

BL-7010: NOVEL GLIADIN BINDING POLYMER FOR CELIAC
DISEASE
Exciting progress in a fast-growing market:
•    Initiated blinded Phase 1/2 study in celiac patients consisting of two parts
•    Completed single-administration dose escalation stage:
 – Escalation reached highest planned dose without limiting toxicity
 – Advancing to repeated administration stage
 – Top-line results and PK data expected mid-2014
•    Expect to commence randomized, controlled efficacy study by YE 2014
Several oral presentations given in 2013 and expected in 2014
Significantly increased interest in celiac disease by pharma industry

BL-1040:
FIRST-IN-CLASS MYOCARDIAL IMPLANT FOR PREVENTION
OF VENTRICULAR REMODELING FOLLOWING AMI
 • Under partnership with Bellerophon (f/k/a Ikaria); called Bioabsorbable
 Cardiac Matrix (BCM)
 • Pivotal CE Mark Registration trial progressing at full steam
 – Over 75 sites currently active in nine countries (including ~15 U.S.)
 – Placebo controlled, 306 patients, six-month follow-up
 – Endpoints: End diastolic volume, QLQ, six-minute walk test
 – Results expected towards end of 2014

11
Chief Financial & Operating Officer
Philip A. Serlin, CPA, MBA

Fourth Quarter and Full Year 2013
Financial Overview

Completed Significant Financing in early 2014
• Raised $24.1 million in underwritten public offering of ADS’s
 • Roth Capital (lead) and Maxim (co-manager)
 • Included 1,260,000 ADS’s granted to cover over-allotment option
 • Significantly oversubscribed
• Broadens U.S. institutional investor base
 • ADS’s purchased by high caliber institutions
 • U.S. investors now hold roughly 2/3 of total shares outstanding
• Provides at least three years of operational capital
 • Proceeds to be used primarily to advance lead clinical programs to meaningful inflection points

* Financial Overview (in USD at 31-Dec-13 exchange rate) Research and development Total R&D expenses decreased by $5.8 million, to $12.7 million in 2013 2013 includes $1.7 million one-time reversal of OCS liability “Normalized” R&D decreased by $4.1 million Decrease resulted primarily from: Lower expenses in 2013 associated with the CLARITY trial Partially offset by significant increase in spending on lead clinical-stage projects Sales and marketing S&M expenses increased by $0.3 million, to $1.2 million in 2013 Results primarily from increased business development activities and expenses associated with JHL collaboration agreement *

Financial Overview
(in USD at 31-Dec-13 exchange rate)
• General and administrative
 • G&A decreased $0.2 million to $3.8 million in 2013
 • Small decrease resulted primarily from one-time expense for professional services incurred in 2012
• Non-operating income
 • Non-operating income increased $0.1 million to $1.2 million in 2013
 • Primarily stems from fair-value adjustment related to warrant liability
• Financial income/expenses
 • Net financial expenses were $1.2 million for the 2013, compared to net ﬁnancial income of $0.4 million for 2012
 • Changes results primarily from changes in the average exchange rate of NIS to
 USD, since we hold net assets in USD

Financial Overview
(in USD at 31-Dec-13 exchange rate)
• Cash and burn rate information
 • Cash and short-term deposits amounted to $18.2 million at 31-Dec-13
 • Net proceeds from financing in March 2014 were approximately $22.5 million
 • Our net burn rate is ~$12-13 million per year
• Analyst Coverage
 • Roth Capital Partners, LLC - Robert Hazlett
 • Aegis Capital Corporation - Raghuram Selvaraju
 • Edison Investment Research - Robin Davison/Jason Zhang

2014 Major Milestones
BL-5010 (Skin Lesions) pivotal EU study initiation
BL-5010 (Skin Lesions) pivotal EU study results
BL-7010 (Celiac Disease) phase 1/2 top line results
BL-7010 (Celiac Disease) pivotal study initiation
BL-1040 (AMI) pivotal CE mark study results
BL-8040 (AML) phase 2 topline results
BL-9020 (Type 1 Diabetes) collaboration with JHL
√
BL-8040 (AML) phase 2 partial results*
BL-8040 (Stem Cell Mobilization) phase 1 initiation
BL-8040 (Stem Cell Mobilization) phase 1 results
* End of dose escalation phase
BL-5010 (Skin Lesions) additional study initiation
BL-7010 (Celiac Disease) phase 1/2 study update*
√

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